Exhibit 99.8

PRESS RELEASE

TotalEnergies Partners with the Government of Suriname
to Contribute to Preserve Forests as Carbon Sinks

Paris, November 19, 2021 – TotalEnergies has signed an agreement with the Government of Suriname to provide support for its national strategy to reduce greenhouse gas emissions by preserving forests in the country. This public-private partnership illustrates the alignment between the ambition of TotalEnergies and the Government of Suriname to protect forest ecosystems and biodiversity while benefiting local communities.

Suriname’s Amazon forest covers more than 15 million hectares and absorbs billions of tonnes of CO2 each year. It is home to rich biodiversity and plays a crucial historical and cultural role in local communities. The development of new economic activities and growing demand for natural resources puts pressure on the forests, making the implementation of sustainable development models more necessary than ever.

The agreement signed by the Government of Suriname and TotalEnergies provides for future projects to preserve forest ecosystems. The emissions reductions stemming from these actions shall be certified in accordance with highest international standard.

“This carbon credit exchange agreement is a historical milestone for Suriname. Our country is determined to establish institutional capacity first. The carbon credit market has a very promising future for High Forest Low Deforestation (HFLD) countries, but the benefits will not only be determined by mere market forces. They will mainly be determined by the ability of the countries’ governing institutes to manage their natural resources at an unprecedented level of professionalism. This agreement with TotalEnergies provides the opportunity to do so,” said Silvano Tjong-Ahin, Suriname’s Minister of Spatial Planning and Environment.

“We are delighted to partner with the Government of Suriname to preserve forests as carbon sinks in the country. This agreement, which aims to protect forest ecosystems and biodiversity while benefiting local communities, is aligned with the Suriname government’s REDD+ strategy, the United Nations Framework Convention on Climate Change (UNFCCC) and the conclusions of the Paris Agreement,” said Christine Healy, Senior Vice President Carbon Neutrality at TotalEnergies. “TotalEnergies’ ambition to get to Net Zero for its scope 1 & 2 emissions is based on a series of tangible measures designed first to avoid, then to reduce our greenhouse gas emissions by implementing best available technologies, and lastly to offset residual emissions, in particular through nature based solutions like forest preservation. This agreement illustrates our approach.”

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About TotalEnergies Nature Based Solutions

As part of its climate ambition, and in addition to its priority actions to avoid and reduce emissions, TotalEnergies works with many local partners around the world to develop and conserve natural carbon sinks, while helping to preserve their biodiversity. These operations follow a long-term approach of sustainable and integrated economic development of areas with local communities. TotalEnergies plans to spend $100 million per year to build a portfolio of projects capable of generating at least 5 million metric tons of CO2e of carbon credits per year by 2030. These carbon credits will be used after 2030 to offset the Company's scope 1 &2 emissions.

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies on a global scale: oil and biofuels, natural gas and green gases, renewables and electricity. Our 105,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

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TotalEnergies Contacts

Media Relations: +33 1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +44 (0)207 719 7962 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. TotalEnergies SE has no liability for the acts or omissions of these entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).